[LETTERHEAD OF James E. Slayton, CPA]


August 7, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Ladies and Gentlemen:

I was previously principal accountant for eCom Corporation and, under the date of July 7, 1999, we reported on the financial statements of eCom Corporation from its inception of October 6, 1998, as of and for the year ended December 31, 1998. On March 20, 2000, my appointment as principal accountant was terminated.

I have read the Company's statements included under Item 4(a) of its amended Form 8-K and agree with them except that I am not in a position to agree with the Company's statement that the change was approved by the Audit Committee of the Board of Directors, or that G. Brad Beckstead, CPA was not engaged regarding any matter requiring disclosure under Regulation S-K,
Item 304(a)(2).

Sincerely,

/s/
--------------------------
James E. Slayton, CPA


cc:    Mr. Ian Archibald
       President and Chief Financial Officer
       eCom Corporation


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